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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                           Princeton Media Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   742217 102
     -----------------------------------------------------------------------
                                 (CUSIP Number)


     Russel Leventhal, 21621 Nordhoff Street, Chatsworth, California 91311,
                                 (818) 678-4500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 1, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 742217 102                                           Page 2 of 8 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Russel Leventhal

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                                7     SOLE VOTING POWER

         NUMBER OF                           315,500
          SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY
           EACH                              56,000 (see Exhibit 2)
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH
                                             315,500

                                10    SHARED DISPOSITIVE POWER

                                             56,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            371,500

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES*                                                   |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            8.9%

   14     TYPE OF REPORTING PERSON*

          IN

--------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 742217 102                                           Page 3 of 8 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Allstate Communications, Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                7     SOLE VOTING POWER

         NUMBER OF                           25,000
          SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY
           EACH                              56,000 (see Exhibit 2)
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH
                                             25,000

                                10    SHARED DISPOSITIVE POWER

                                             56,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            371,500

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES*                                                   |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            8.9%

   14     TYPE OF REPORTING PERSON*

          CO

--------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 742217 102                                           Page 4 of 8 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Allstate Communications, Inc. Profit Sharing Plan

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                7     SOLE VOTING POWER

         NUMBER OF                           31,000
          SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY
           EACH                              56,000 (see Exhibit 2)
         REPORTING
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH
                                             31,000

                                10    SHARED DISPOSITIVE POWER

                                             56,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            371,500

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES*                                                   |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            8.9%

   14     TYPE OF REPORTING PERSON*

          EP

--------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.   Security and Issuer

     This statement relates to 371,500 shares of Common Stock, no par value per share, of Princeton Media Group Inc. The name and address of the issuer of such shares is Princeton Media Group Inc., 214 Brazilian Avenue, Suite 300, Palm Beach, Florida 33480 (the "Issuer").


Item 2.   Identity and Background

     This statement is being filed by the following persons (collectively, the "Reporting Persons"):

Name.                  Russel Leventhal
Address.               21621 Nordhoff Street, Chatsworth, California 91311
Occupation.            Director of Marketing, 21621 Nordhoff Street, Chatsworth,
                       California 91311
Convictions.           None
Civil Proceedings.     None
Citizenship.           U.S.A.


Name.                  Allstate Communications, Inc., a California corporation
Address.               21621 Nordhoff Street, Chatsworth, California 91311
Business.              Telecommunications
Convictions.           None
Civil Proceedings.     None


Name.                  The Allstate Communications, Inc. Profit Sharing Plan,
                       a California corporation
Address.               21621 Nordhoff Street, Chatsworth, California 91311
Business.              Qualified profit sharing plan
Convictions.           None
Civil Proceedings.     None


Item 3.   Source and Amount of Funds or Other Consideration

     The sources of funds will be the personal funds of Russel Leventhal and the
working   capital   of   Allstate   Communications,   Inc.   and  The   Allstate
Communications, Inc. Profit Sharing Plan.


Item 4.   Purpose of Transaction

     The purpose of the transaction is to acquire additional securities of the Issuer in order to increase the Reporting Persons' shareholdings in the Issuer and eventually influence the composition of the Board of Directors and management of the Issuer.

Item 5.   Interest in Securities of the Issuer

(a)

            Reporting Person                         Number of Shares                % Shares

            Russel Leventhal                              315,500                     7.558%
       Allstate Communications, Inc.                       25,000                     0.599%
     The Allstate Communications, Inc.                     31,000                     0.743%
            Profit Sharing Plan

(b)

                                               Shares with   Shares with    Shares with    Shares with
            Reporting Person                  Sole Power to  Shared Power  Sole Power to  Shared Power
                                                  Vote         to Vote*       Dispose      to Dispose*

            Russel Leventhal                    315,500         56,000       315,500         56,000
       Allstate Communications, Inc.             25,000         56,000        25,000         56,000
     The Allstate Communications, Inc.           31,000         56,000        31,000         56,000
            Profit Sharing Plan

     * The power to vote or dispose is shared with the other two Reporting Persons.

(c) Russel Leventhal has purchased the following shares of the Issuer within the last 60 days:


                Date                  Number of Shares          Price per Share
                ----                  ----------------          ---------------
          August 20, 1998                  10,000                    $0.97
          August 28, 1998                  40,000                    $0.94
         September 1, 1998                 15,000                    $0.90
         September 3, 1998                  5,000                    $1.08
         September 4, 1998                 45,000                    $1.08


(d)  Not Applicable.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1         Joint Filing Agreement


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and accurate.


/s/ Russel Leventhal
------------------------------------------
RUSSEL LEVENTHAL


ALLSTATE COMMUNICATIONS, INC.,
a California corporation

By: /s/ Richard J. Shapiro
    --------------------------------------
    Name:  Richard J. Shapiro
    Title:  Vice President, Chief Financial Officer

THE ALLSTATE COMMUNICATIONS, INC.
PROFIT SHARING PLAN,
a California corporation

By: /s/ Richard J. Shapiro
    --------------------------------------
    Name:  Richard J. Shapiro
    Title:  Co-Trustee

                                                                       EXHIBIT 1



                             Joint Filing Agreement


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agreed to the joint filing on behalf of each of them, a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Princeton Media Group, Inc. and further agree that this Agreement be included as an exhibit to such filing. Each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of September, 1998.


ALLSTATE COMMUNICATIONS, INC.


By:  /s/ Richard Shapiro
     ------------------------
     Richard Shapiro
     Chief Financial Officer



THE ALLSTATE COMMUNICATIONS, INC.
PROFIT SHARING PLAN


By:  /s/ Richard Shapiro
     ------------------------
     Richard Shapiro
     Co Trustee



     /s/ Russel Leventhal
     ------------------------
     Russel Leventhal